

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Derek S. Reiners
Senior Vice President and Chief Accounting Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

  Re: ONEOK Partners, L.P.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed February 23, 2010
    Form 10-Q for Fiscal Quarter Ended March 31, 2010
    Filed April 29, 2010
    File No. 001-12202

Dear Mr. Reiners:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director